

David Crane

Owner

Albuquerque, New Mexico Area

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David Crane Consulting

Heald College

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91 connections

Experience



Owner
David Crane Consulting
Jan 2006 – Present • 12 yrs 5 mos
Livingston, Texas

With almost 20 years IT experience I have had my own company in some form the whole time. This company has allowed me to expand my skills from my other jobs. Over the last several years it has operated primarily in 3 different areas. With hands on experience I am better suited then many project managers to understand a client's true needs.

One: Project management in several forms including driving conference call bridges for infrastructure installations and training. Creating IT project plans for infrastructure and web based concepts including budget and income plans.

Two: Utilizing years of experiences installing updated and managing LAN, WLANs and desktop environments. This includes all sorts of infrastructure including cat5e and cat6 cabling projects new and break fix, adds moves and changes around POTs lines for DSL and telecom, Wireless LAN and WAN infrastructure, VOIP phone systems. The combination of skills allows me to do urgent work on a greater basis for the networking side. Have a full set of tools and ladders for telco and network wiring projects.

Three: Development then ongoing management of corporate websites based on the Drupal CMS in a hosted server environment.
Skills:
OS: All versions Windows desktop and server, Working knowledge of OSX and Linux.

Tools & Technology: Drupal CMS, WebEx, ExtraView, MS Office Apps, Photoshop, IMAP, POP3, VOIP, HTML, CSS, SAAS, Network Design, Server/Desktop/Networking hardware installation and support, Remote Management , Some PHP, Shell Scripting, Photoshop.

Experienced with: Apache, Tomcat, ISS, AD, DNS, TCPIP Stack, LAMP/XAMP, SEO, SEM



VP of Technology
Pet Airways
Aug 2009 – Apr 2012 • 2 yrs 9 mos

A founding executive team member for the world's first pet only airline. Developed and implemented the company's technology roadmap. Setup the framework for several Drupal CMS based sites and managed a team to develop the custom reservation system including revenue modeling and discounting engines. Worked with the CEO and marketing manager to develop and implement our SEO strategy. Implemented the telecommunications system ranging from cell phones to a national 30 line VOIP SAAS system. Implemented workflow software to manage assets, location inventories, helpdesk and management projects. As a startup I helped roll out all 14 pet lounges with technology and infrastructure including construction, managing and training of staff.